EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

The following presents the computation of per share earnings reflecting the assumption that dilutive stock options are exercised.

	(IN THOUSANDS
	EXCEPT PER SHARE DATA)
	2008	2007	2006
Net earnings (1)	$44,183	$38,623	$27,960

Weighted average common shares outstanding (2)	6,845	6,836	6,831

Common share equivalents relating to stock options	––	––	––

Adjusted common and common equivalent shares for computation (3)	6,845	6,836	6,831

Net earnings per share:
Basic (1 / 2)	$6.45	$5.65	$4.09
Diluted (1 / 3)	$6.45	$5.65	$4.09